SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[May 9, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
HELSINKI, FINLAND

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

SIGNATURES

Date May 9, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO SUPPLY FIBERBOARD PRODUCTION
EQUIPMENT TO IRAN

(Helsinki, Finland, May 9, 2003) – Metso Corporation’s (NYSE: MX; HEX: MEO) business group Metso Panelboard will supply a MDF (Medium Density Fiberboard) production line to Jahad Tahghighat Group (JTG) in Iran. The deliveries will take place in June and September 2003. The total value of the order is EUR 19 million, approximately one-third of which was included in the order book for the fourth quarter of 2002.

The delivery will include the machinery for an MDF front end for bagasse, a dryer, forming equipment as well as the continuous pressing line. The line, which will use sugar care as its raw material, will be installed at Sugar Cane And By Products Development Co.’s plant in Shoaibieh, Khuzestan Province in Iran. When in full operation, the annual production capacity of the line will be 150,000 cubic meters

JTG is a leading Iranian engineering, procurement and construction company, which also designs and manufactures heavy equipment and special machines for industrial plants. The Group employes some 1,500 people.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Thomas Olofsson, Vice President and General Manager, Fiberboard Division, Metso Panelboard tel. +46 60 16 50 92

Åke Sundbergh, General Manager, Marketing and Sales, Fiberboard Division, Metso Panelboard, tel. +46 60 16 54 53

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.